UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.

Suite 2288 - 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

NEWS RELEASE

Dolores Gold and Silver Mine on Schedule and on Budget

January 18, 2007 - Vancouver, British Columbia - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports that its 18,000 tonne per day Dolores open pit mine, in Chihuahua Mexico, is on schedule and on budget to produce gold and silver in the third quarter of 2007.

Dolores Development Activity

Recent progress in the rapid advancement of all facets of the Dolores mine development includes the following:

•	Completion of a final comprehensive surface rights agreement with all interested parties that provides full and unrestricted access to all areas within the claim group and access roads for 30 years.
•	Receipt of all required permits for construction and mine operations, including, most recently, the explosives permit.
•	Completion of all detailed engineering for mine construction.
•

Completion of financings in 2006 to secure approximately US$160 million through: (i) the placement, in April, of 11 million common shares at CDN$8.50 each; and (ii) the placement, in November, of US$85 million in 4.50% unsecured convertible notes. The Company is fully funded for the US$132 million capital cost to bring the Dolores mine into commercial production, and has additional working capital available for ongoing exploration at Dolores and at its other projects.

•

The purchase and delivery, or fixed scheduling thereof, of all primary mining, crushing, and processing equipment for the Dolores mine, including the following. All equipment is new and rolling stock is inclusive of tires and spares:

Haultrucks - six HD785 100 tonne Komatsu trucks and two HD785 water trucks with tanks have been delivered to the Texas laydown site. A remaining nine trucks are scheduled for delivery in February, March, and early April 2007.

Dozers - two D375A Komatsu dozers (Cat D10 equivalent), one D61 Komatsu (Cat D8 equivalent) and one D155AX Komatsu (Cat D6 equivalent), have arrived to the Cuauhtemoc laydown site, in Mexico.

Loaders - all loaders (two WA900 Komatsu (Cat 992 equivalent) and one WA600 (Cat 988 equivalent)) have arrived and are secure at the laydown sites.

Shovels - the first of two shovels (PC3000 Komatsu (Hitachi 2500 equivalent)) will ship in the third week of February. The second shovel will ship, on schedule, in mid-March.

Crusher Equipment - the four HP-800 cone crushers have arrived at the laydown site and will be imported into Mexico in February. The C-160 jaw crusher is in route.

Generators - all (six 1.8 megawatt) primary generators have been purchased and delivered to Mexico City and will be shipped to site in February. Seven other generators of various sizes are already on site.

Merrill Crowe Plant and Smelter - 75% of components have been delivered to the laydown sites, including building, filter presses, pumps and furnace.

Other Mining Equipment - ancillary equipment that has now been purchased includes: a 60 ton crane, a WA470 tire handler, three bobcat loaders, light plants, fuel truck, small backhoe and trackhoe, two 16H Cat equivalent graders, one 14G Cat equivalent grader, and numerous support trucks, tires, and other site equipment.

•	Site construction activity includes the following:

Earthworks - the Merrill Crowe pad, primary crusher pad, and tertiary crusher pad sites have been prepared and turned over to the concrete contractor. Concrete foundations are progressing on schedule. Work continues on the pad for the shop/office area.

Main Access Road - the new 92 kilometer access road to the mine site has been completed.

Mining - work is on schedule and mining is expected to begin by the end of March.

Leach Pad - the construction contract has been finalized and construction is expected to start in two weeks.

Camp - camp construction is well underway with the first buildings complete and additional housing units being completed every two weeks.

Village - the relocation of the small Dolores village is underway. Homes are being constructed in the new village area for residents that wish to remain.

Dolores site construction is under management of the Company’s Mexican operating subsidiary and Ausenco Americas LLC. Crusher, conveying and stacking facilities were designed and will be constructed by Terra Nova Technologies Inc. Merrill Crowe and smelting plants were designed and will be constructed by Lyntek Inc. Earthworks are being carried out by Rosales Construction and leach pad construction will be undertaken by ICSA, of Mexico. Other contractors are working on the camp and ancillary facilities.

Dolores Gold and Silver Resources

Results from the 2006 exploration and condemnation drilling programs are being collated into an updated resource block model that will be completed and reported by the end of March. Assay results from previously-unreported 2006 drilling are pending and will be reported shortly.

The total measured and indicated resources used for estimation of the mineral reserves at Dolores are based on the revised resource block model (see news release dated April 25, 2006 and related NI 43-101 technical reports) that incorporates data from drilling only through the end of 2005. These estimates are as follows:

Dolores Measured and Indicated Resources at various cutoff grades (April 2006)

Cut-off Grade* (gpt Aueq)	Tonnes (000s)	Gold Grade (gpt Au)	Contained Gold (ounces)	Silver Grade (gpt Ag)	Contained Silver (ounces)	Average Grade** (gpt Aueq)
3.0	9,600	3.90	1,207,000	158.8	49,203,000	6.55
2.0	18,900	2.70	1,644,000	116.1	70,580,000	4.64
1.0	43,200	1.65	2,287,000	76.1	105,642,000	2.92
0.5	84,400	1.04	2,808,000	49.7	134,823,000	1.87
0.4	101,900	0.90	2,953,000	43.6	143,000,000	1.63
0.3	118,400	0.80	3,061,000	39.1	148,840,000	1.45

Some numbers may not match due to rounding. *cutoff grade grams per tonne Aueq based on 75:1 silver to gold value. **average gold equivalent grade based on 60:1 silver to gold ratio.

An additional 667,000 ounces of gold and 27.7 million ounces of silver, contained in 33.8 million tonnes (at an average grade of 0.61 gpt gold and 25.5 gpt silver), remain classified as “inferred resources”.

A 2007 resource expansion program will focus on the expansion of potential mineable underground high-grade zones, located below the current pit bottom, and on mineralized zones previously encountered in peripheral structures, outside the current pit design. The Company will also continue with project optimization, including refinements in mine planning and processing options that will follow from the new open pit resource and reserve estimates and from possible future underground operations.

Additional 2007 development plans include completion of a feasibility study for a flotation mill to process high-grade ores from the pit, expected to be added in the third year of the 15 year open pit mine life, with capacity for expansion to process possible underground resources.

Financial Position and Share Structure

The Company’s financial position remains excellent, with approximately US$122 million in cash, at December 31, 2006 (December 31, 2005 - US$32.26 million), and 48,022,216 common shares outstanding. On a fully diluted basis, the Company would have 60.3 million shares outstanding, after receipt of an additional US$29 million in cash and the retirement of US$85 million in convertible notes.

Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, has overall responsibility for the Company’s mineral exploration and development programs and has supervised the preparation of the technical information in this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact us at tel: 1 (866) 687-6263, or fax: (604) 687-6267.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Note to U.S. Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. The terms “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a greater amount of uncertainty as to their existence and a greater uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date January 18, 2007
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director